EXHIBIT 99.1

Student Transportation Inc. Awarded New Contract in Pennsylvania

Company's Less Pollution, Less Dilution Concept Moving Forward

WALL, N.J., April 18, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced that it has been awarded a new school transportation contract with the Gateway School District in Pennsylvania. The initial term of the contract is for six years and includes eighty new school buses that will run on new state of the art liquid propane gas (LPG) beginning next school year. The school district is the first in Western Pennsylvania and the second district in the state to switch from diesel fuel to propane. The new contract increases the regional density of the company's existing operations in Pennsylvania and provides $3.5 million in annual revenues under this contract.

School board officials took a test ride on a propane-fueled school bus prior to approving the contract. "The ride was comfortable," School Board President Steve O'Donnell said. "It was very quiet, a much quieter ride, as I understand, than the diesel powered. The exhaust fumes are minimal." O'Donnell added, "There are also safety features tied into the contract that go above and beyond state requirements."

This contract will save the Gateway School District approximately $372,000 compared to the current estimated transportation cost for the 2013-14 school year which it can use towards educational purposes. Student Transportation Inc. COO Patrick Vaughan stated, "With our recently extended and amended credit facility, our new 'managed contract program' where school districts continue to own or control the fleet, and by using the low cost leasing program we have developed with lenders, we have less need to go back to the market as we have in the past for our growth. We can deploy more alternative fuel vehicles, lowering our fuel cost and reducing carbon monoxide around schools. This is our 'less pollution, less dilution' program we have been working towards. Our customers, shareholders, communities and our children all benefit by this new approach. It is a new start in our effort to work on those 10,000 schools which continue to own and operate their own fleets. This is a positive step for us and we are pleased to be leading the change to a more cost effective model for schools and for a cleaner environment in the communities we serve. We certainly hope more schools reach out to us to learn more about the low cost managed options we have available for them."

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com